

April 3, 2013

Via E-mail
David J. Drutz, M.D.
Chief Executive Officer
DARA Biosciences, Inc.
8601 Six Forks Road, Suite 160
Raleigh, NC 27615

> **Re: DARA Biosciences, Inc.**
> **Post-Effective Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 28, 2013**
> **File No. 333-179637**

Dear Dr. Drutz:

We have limited our review of your registration statement to those issues we have addressed in our comments.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your filing to include the information required by Section 10(a) of the Securities Act. It is not appropriate to file an abbreviated prospectus. Please see Securities Act Rule 401(b) which requires that if an amendment to a registration statement and prospectus is filed for the purpose of meeting the requirements of Section 10(a)(3) the form and contents of such an amendment shall conform to the applicable rules and forms as in effect on the filing date of such amendment.

2. Please note that we will not be in a position to accelerate the effectiveness of your registration statement until the Part III information currently included in your preliminary proxy statement has been provided in a definitive proxy statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Karen Ubell, Staff Attorney, at (202) 551-3873, Dan Greenspan, Legal Branch Chief, at (202) 551-3623 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Mark R. Busch, Esq.
        K&L Gates LLP